SECOND NOTE AMENDMENT AGREEMENT

Reference is made to that certain Convertible Secured Subordinated Note (the "Note") by and between Sono-Tek Corporation ("Sono-Tek" or the "Company") and (the "Holder") in the principal amount of $ made as of November 16, 1993 and to the NOTE AMENDMENT AGREEMENT made as of March 23, 1995.

Whereas the Company has not paid four interest payments to Holder which were due on November 15, 1994, February 15, 1995, May 15, 1995, and August 15, 1995 in the amounts shown in Attachment I hereto, and

Whereas the Company made the payments due on November 15, 1995 and February 15, 1996, and the Company anticipates it will continue to be able to make the interest payments as they become due

Whereas the failure of the Company to make said interest payments on the dates due constitutes an act of default in accordance with the terms of the Note.

The Company and the Holder hereby agree as follows:

1. From the date hereof until March 1, 1997, the Holder agrees to waive the right of default and will not seek any remedies against the Company provided in the Note based on the failure of the Company to pay, in a timely fashion, the interest payments due commencing on August 15, 1994, and continuing through and including February 15, 1997.

2. The Company will use its best efforts to make all future interest payments as they become due, and continue to make payments against past due amounts and interest thereon.

3. The Company will accrue and pay to Holder no later than August 15, 1997 additional interest on all past due interest amounts at the same rate as earned by the principal value of the Note.

April 30, 1996
Sono-Tek Corporation



James L. Kehoe
Chief Executive Officer

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